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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                AMENDMENT NO. 2
                                      TO
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 CMP MEDIA INC.
                                (NAME OF ISSUER)

                     CLASS A COMMON STOCK, $0.01 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   125891101
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                             ANNE W. GURNSEY, ESQ.
                            UNITED NEWS & MEDIA INC.
                        32 UNION SQUARE EAST, 5TH FLOOR
                               NEW YORK, NY 10003

                                 (212) 358-6750
                            ------------------------

                                    COPY TO:

                             JAMES E. ABBOTT, ESQ.
                           CARTER, LEDYARD & MILBURN
                                 2 WALL STREET
                               NEW YORK, NY 10005
                                 (212) 732-3200

          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                      RECEIVE NOTICES AND COMMUNICATIONS)

                                 APRIL 28, 1999
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

    NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See sec.240.13d-7(b) for other parties to whom copies are to be sent.

    * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subject amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 125891101

--------------------------------------------------------------------------------

(1) NAMES OF REPORTING PERSONS:  MFW ACQUISITION CORP.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:  NOT AVAILABLE

--------------------------------------------------------------------------------

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

                                                                         (A) / /

                                                                         (B) / /
--------------------------------------------------------------------------------

(3) SEC USE ONLY

--------------------------------------------------------------------------------

(4) SOURCE OF FUNDS (SEE INSTRUCTIONS):

    AF
--------------------------------------------------------------------------------

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(E) OR 2(F)

                                                                             / /
--------------------------------------------------------------------------------

(6) CITIZENSHIP OR PLACE OF ORGANIZATION:

    DELAWARE
--------------------------------------------------------------------------------

                              (7) Sole voting power

                              --------------------------------------------------
  Number of Shares            (8) Shared voting power
 beneficially owned               2,248,708*+
 by each reporting            --------------------------------------------------
    person with               (9) Sole dispositive power

                              --------------------------------------------------
                              (10) Shared dispositive power
                                   2,248,708*+
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

    2,248,708*+
--------------------------------------------------------------------------------

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

                                                                             / /
--------------------------------------------------------------------------------

(13) PERCENT OF CLASS REPRESENTED TO AMOUNT IN ROW (11):

     15.2%*+
--------------------------------------------------------------------------------

(14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

     CO
--------------------------------------------------------------------------------

CUSIP NO.: 125891101

--------------------------------------------------------------------------------

(1) NAMES OF REPORTING PERSONS:  MFW ACQUISITION HOLDINGS CORP.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:  NOT AVAILABLE

--------------------------------------------------------------------------------

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

                                                                         (A) / /

                                                                         (B) / /
--------------------------------------------------------------------------------

(3) SEC USE ONLY

--------------------------------------------------------------------------------

(4) SOURCE OF FUNDS (SEE INSTRUCTIONS):

    AF
--------------------------------------------------------------------------------

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(E) OR 2(F)

                                                                             / /
--------------------------------------------------------------------------------

(6) CITIZENSHIP OR PLACE OF ORGANIZATION:

    DELAWARE
--------------------------------------------------------------------------------

                              (7) Sole voting power

                              --------------------------------------------------
  Number of Shares            (8) Shared voting power
 beneficially owned               2,248,708*+
 by each reporting            --------------------------------------------------
    person with               (9) Sole dispositive power

                              --------------------------------------------------
                              (10) Shared dispositive power
                                   2,248,708*+
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

    2,248,708*+
--------------------------------------------------------------------------------

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

                                                                             / /
--------------------------------------------------------------------------------

(13) PERCENT OF CLASS REPRESENTED TO AMOUNT IN ROW (11):

     15.2%*+
--------------------------------------------------------------------------------

(14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

     CO
--------------------------------------------------------------------------------

CUSIP NO.: 125891101

--------------------------------------------------------------------------------

(1) NAMES OF REPORTING PERSONS:  UNITED NEWS & MEDIA PLC
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:  NOT AVAILABLE

--------------------------------------------------------------------------------

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

                                                                         (A) / /

                                                                         (B) / /
--------------------------------------------------------------------------------

(3) SEC USE ONLY

--------------------------------------------------------------------------------

(4) SOURCE OF FUNDS (SEE INSTRUCTIONS):

    BK, OO
--------------------------------------------------------------------------------

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(E) OR 2(F)

                                                                             / /
--------------------------------------------------------------------------------

(6) CITIZENSHIP OR PLACE OF ORGANIZATION:

    ENGLAND
--------------------------------------------------------------------------------

                              (7) Sole voting power

                              --------------------------------------------------
  Number of Shares            (8) Shared voting power
 beneficially owned               2,248,708*+
 by each reporting            --------------------------------------------------
    person with               (9) Sole dispositive power

                              --------------------------------------------------
                              (10) Shared dispositive power
                                   2,248,708*+
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

    2,248,708*+
--------------------------------------------------------------------------------

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

                                                                             / /
--------------------------------------------------------------------------------

(13) PERCENT OF CLASS REPRESENTED TO AMOUNT IN ROW (11):

     15.2%*+
--------------------------------------------------------------------------------

(14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

     CO
--------------------------------------------------------------------------------

------------------------

* This Statement on Schedule 13D amends and supplements the combined Tender Offer Statement on Schedule 14D-1 and Statement on Schedule 13D originally filed with the Securities and Exchange Commission on May 6, 1999, as amended on May 7, 1999 (collectively, the "Schedule 14D-1"). The
    Schedule 14D-1 was filed in connection with the offer by MFW Acquisition Corp., a Delaware corporation ("Merger Sub") and wholly-owned subsidiary of MFW Acquisition Holdings Corp., a Delaware corporation ("Parent"), to purchase all outstanding shares of Class A Common Stock, par value $.01 per share ("Class A Shares"), of CMP Media Inc. (the "Company"), at a price of $39.00 per Share, net to the seller in cash (the "Cash Price"), upon the terms and subject to the conditions set forth in an Offer to Purchase dated May 6, 1999 (the "Offer to Purchase"), a copy of which has been filed as Exhibit 2(2) hereto, and the related Letter of Transmittal. Merger Sub simultaneously is offering to purchase all outstanding shares of Class B Common Stock, par value $.01 per share ("Class B Shares" and, collectively with the Class A Shares, "Shares"), of the Company at the Cash Price, upon the terms and subject to the conditions set forth in the Offer.

    On April 28, 1999, Merger Sub, the Company, Miller Freeman Worldwide plc and United News & Media plc, an English corporation (United) entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which, subject to certain terms and conditions, Merger Sub agreed to commence the Offer, and, following consummation thereof, to merge with and into the Company. In connection with the Merger Agreement, Merger Sub and certain stockholders of the Company beneficially owning in the aggregate 2,248,708 Class A Shares and 10,152,810 Class B Shares (representing approximately 15.2% of Class A Shares and approximately 49.8% of the voting power of the Shares, after giving effect to the conversion of such Class B Shares into Class A Shares, in each case on a fully diluted basis) entered into a Tender and Voting Agreement dated as of April 28, 1999 (the "Tender and Voting Agreement"), pursuant to which, among other things, each such stockholder has agreed to tender all such Shares pursuant to the Offer and not to withdraw such Shares as long as the Tender and Voting Agreement remains in effect, and to vote such Shares in favor of the Merger. Copies of the Merger Agreement and the Tender and Voting Agreement have been filed as Exhibit 2(b) and Exhibit 2(c), respectively, to this Schedule 13D, and are incorporated herein by reference.

+ The Class B Shares are not registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.

ITEM 1. SECURITY AND ISSUER.

    (a) This Schedule 13D relates to Class A Common Stock, par value $.01 per share (the "Class A Shares") of CMP Media Inc.

    (b) The name of the issuer is CMP Media Inc., a Delaware corporation (the "Company").

    (c) The address of the principal executive offices of the Company are at 600 Community Drive, Manhasset, New York 11030.

ITEM 2. IDENTITY AND BACKGROUND.

    This statement is being filed by United, Parent and Merger Sub. The information concerning the name, state or other place of organization, its principal business and the address of its principal office with respect to each of United, Parent and Merger Sub are as follows:

    MERGER SUB AND PARENT. Both Merger Sub and Parent are newly incorporated Delaware corporations organized in connection with the Offer and the Merger and have not carried on any activities other than in connection with the Offer and the Merger. The principal offices of Merger Sub and Parent are located at 32 Union Square East, 5th Floor South, New York, NY 10003, and their telephone number at that address is (212) 358-6750. Merger Sub is a direct wholly-owned subsidiary of Parent. Until immediately prior to the time that Merger Sub will purchase Shares pursuant to the Offer, it is anticipated that neither Merger Sub nor Parent will have any significant assets or liabilities or engage in activities other than those incident to its formation and capitalization and the transactions contemplated by the Offer and the Merger. Because Merger Sub and Parent are newly formed and have minimal assets and capitalization, no meaningful financial information regarding Merger Sub and Parent is available.

    UNITED. Parent, Merger Sub and MF Worldwide are wholly-owned indirect subsidiaries of United, an English public limited company, a leading trade exhibition organizer, business magazine and advertising periodical publisher and corporate news distributor. Within the United Kingdom, United also is a leading national newspaper publisher and has significant broadcasting operations. The principal offices of United are located at 245 BlackFriars Road, London SE 1 9UY and its telephone number at that address is (011-44-171) 921-5000.

    The name, current business address, citizenship, and present principal occupation or employment, and five-year employment history for each of the directors and executive officers of Merger Sub, Parent and United, and certain other information, are set forth on Schedule I to the Offer to Purchase.

    United is subject to certain limited informational filing requirements of the Exchange Act as a foreign private issuer, and in accordance therewith is obligated to file periodic reports and other information with the SEC relating to its business, financial statements and other matters. Such reports and other information filed by United are available for inspection and copying at the public reference facilities of the SEC in the same places and in the same manner as set forth with respect to the Company in Section 7, except that such documents are not available on the SEC's Web site.

    For the year ended December 31, 1998, United had revenues of approximately $3.7 billion and profit after tax of approximately $530.9 million. United's stockholders' equity at December 31, 1998 was approximately $1,426.1 million with approximately $193.4 million of cash and cash equivalents.

    United's consolidated balance sheet and the related consolidated profit and loss account and consolidated cash flow statement for the three years ended December 31, 1997, 1996 and 1995 contained in Part IV, Item 19 of United's Annual Report on Form 20-F for the year ended December 31, 1997 filed with the SEC (the "Annual Report") are hereby incorporated by reference. A copy of the Annual Report may be obtained (i) by writing to United at Ludgate House, 245 Blackfriars Road, London SE1 9UY, United Kingdom, attention: Corporate Secretary or (ii) upon payment of the SEC's customary fees, by writing to its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Additionally, the Annual Report may be inspected at the SEC's offices.

    Except as provided in the Merger Agreement, the Tender and Voting Agreement and as otherwise described in the Offer to Purchase, (i) none of United, Merger Sub, Parent nor, to the knowledge of United, Merger Sub and Parent, any of the persons listed in Schedule I to the Offer to Purchase, or any associate or majority-owned subsidiary of United, Merger Sub, Parent or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares or has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies and (ii) none of United, Merger Sub, Parent nor, to the knowledge of United, Merger Sub and Parent, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transactions in any Shares during the past 60 days.

    Except as provided in the Merger Agreement, the Tender and Voting Agreement and as otherwise described in the Offer to Purchase, since July
25, 1997, the date of the initial public offering of the Class A Shares, none of United, Merger Sub, Parent nor to the knowledge of United, Merger Sub and Parent, any of the persons listed in Schedule I to the Offer to Purchase, has had any transactions with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as provided in the Merger Agreement, the Tender and Voting Agreement and as otherwise outlined in the Offer to Purchase, since July 25, 1997, there have been no contacts, negotiations or transactions between any of United, Merger Sub, Parent, or any of their subsidiaries or, to the best knowledge of United, Merger Sub and Parent, any of the persons listed in Schedule I to the Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer for or other acquisition of securities of any class of the Company, an election of directors of the Company, or a sale or other transfer of a material amount of assets of the Company or any of its subsidiaries.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The total amount of funds required by Merger Sub to acquire all of the outstanding Shares pursuant to the Offer, consummate the Merger and pay fees and expenses related to the Offer and the Merger is estimated to be approximately $954 million. Merger Sub will obtain all such funds from United and its subsidiaries. To provide such funds, United and its subsidiaries will use a combination of (i) cash on hand, working capital and other internally-generated funds, (ii) borrowings under an existing credit facility, for which Lloyds Bank plc ("Lloyds") is the facility agent and
(iii) borrowings under a new credit facilty with Lloyds. The Offer is not conditioned upon Merger Sub receiving any financing.

     The existing credit facility is governed by a Multicurrency Revolving Credit Agreement dated as of May 12, 1997 among United, Lloyds as facilty agent, Chase Investment Bank Limited and Lloyds Bank plc Capital Markets (the "Existing Credit Agreement"). The Existing Credit Agreement provides that United may borrow up to L1 billion for general corporate purposes. Interest under the Existing Credit Agreement is equal to LIBOR plus 0.2% per annum. United must repay all amounts outstanding under the Existing Credit Agreement by May 12, 2002. As of May 25, 1999, United has approximately L500 million of available credit under the Existing Credit Agreement.

     The new credit facility is governed by a Multicurrency Credit Agreement dated as of May 26, 1999 among United, United Finance Limited and Lloyds as facility agent (the "New Credit Agreement") which contemplates that United (or United Finance Limited, if guaranteed by United) may borrow up to $240 million for general corporate purposes. The interest rate per annum under the New Credit Agreement will be LIBOR plus a variable margin amount (up to 0.65% for amounts in excess of $80 million during the last six months of the facilty). All amounts outstanding under the New Credit Agreement will be payable not later than May 25, 2000.

     United expects to repay its obligations under the New Credit Agreement from funds generated internally by United and its subsidiaries (including, after the Merger, funds generated by the Surviving Corporation) and through other sources which may include the proceeds of future bank financings, the public or private sale of debt or equity securities or a combination thereof. No decisions have been made, however, concerning the method United and its subsidiaries will employ to repay such indebtedness. Such decisions, when made, will be based on United's review from time to time of the advisability of particular actions, as well as on prevailing interest rates and financial and other economic conditions.

     The foregoing descriptions of the Existing Credit Agreement and the New Credit Agreement are qualified in their entirety by reference to the text of such documents to be filed as Exhibits (b)(2) and (b)(3) to the Schedule 14D-1, and such documents are incorporated herein by reference.

ITEM 4. PURPOSE OF TRANSACTION.

    (a)-(g) and (j) The information set forth in "Section 10. Background of the Offer; Contacts with the Company; Merger Agreement; Tender and Voting Agreement" and "Section 11. Purpose of the Offer; Plans for the Surviving Corporation after the Offer and the Merger" of the Offer to Purchase is incorporated herein by reference.

    (h) and (i) The information set forth in "Section 6. Price Range of the Shares" and "Section 13. Effect of the Offer on Market for Shares; Nasdaq Listing; Registration under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

    The information set forth in the Introduction and "Section 10. Background of the Offer; Contacts with the Company; Merger Agreement; Tender and Voting Agreement" of the Offer to Purchase and set forth above in Item 2 is incorporated herein by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

    The information set forth in the Introduction and "Section 10. Background of the Offer; Contacts with the Company; Merger Agreement; Tender and Voting Agreement" of the Offer to Purchase and set forth above in Item 2 is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

    (1)(a) Letter Agreement dated April 29, 1999 between United and Lloyds Bank plc United, Miller Freeman WorldWide plc, Merger Sub (incorporated by reference to Exhibit (b) to the Schedule 14D-1 filed May 6, 1999).

    (1)(b) Multicurrency Revolving Credit Agreement dated as of May 12, 1997 among United, Lloyds as facility agent, Chase Investment Bank Limited and Lloyds Bank Plc Capital Markets.*

    (1)(c) Multicurrency Revolving Credit Agreement dated as of May 26, 1999 among United, United Finance Limited and Lloyds as facility agent.*

    (2)(a) Offer to Purchase dated May 6, 1999 (incorporated by reference to Exhibit (a)(1) to the Schedule 14D-1 filed May 6, 1999).

    (2)(b) Agreement and Plan of Merger dated as of April 28, 1999, among United, Miller Freeman WorldWide plc, Merger Sub and the Company (incorporated by reference to Exhibit (c)(1) to the Schedule 14D-1 filed May 6, 1999).

    (2)(c) Tender and Voting Agreement dated as of April 28, 1999, among Merger Sub and certain stockholders of the Company
           (incorporated by reference to Exhibit (c)(2) to the Schedule 14D-1 filed May 6, 1999).

    (3)    See Exhibit (2)(a).

*  To be filed by amendment.

                                   SIGNATURE

    After due and reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 26, 1999

                                UNITED NEWS & MEDIA PLC

                                By: /s/ Charles Stern
                                    -----------------------------------------
                                    Name:  Charles Stern
                                    Title: Finance Director

                                MFW ACQUISITION CORP.

                                By: /s/ Donald Pazour
                                    -----------------------------------------
                                    Name:  Donald Pazour
                                    Title: CHIEF EXECUTIVE OFFICER

                                MFW ACQUISITION HOLDINGS CORP.

                                By: /s/ Donald Pazour
                                    -----------------------------------------
                                    Name:  Donald Pazour
                                    Title: CHIEF EXECUTIVE OFFICER


  EXHIBIT
    NO.                                 DOCUMENT
-----------  ----------------------------------------------------------------
    (1)(a)   Letter Agreement dated April 29, 1999 between United and Lloyds
             Bank plc United, Miller Freeman WorldWide plc, Merger Sub
             (incorporated by reference to Exhibit (b) to the Schedule 14D-1 filed May 6, 1999).

    (1)(b) Multicurrency Revolving Credit Agreement dated as of May 12, 1997 among United, Lloyds as facility agent, Chase Investment Bank
             Limited and Lloyds Bank Plc Capital Markets.*

    (1)(c) Multicurrency Revolving Credit Agreement dated as of May 26, 1999 among United, United Finance Limited and Lloyds as facility agent.*

    (2)(a)   Offer to Purchase dated May 6, 1999 (incorporated by reference to
             Exhibit (a)(1) to the Schedule 14D-1 filed May 6, 1999).

    (2)(b)   Agreement and Plan of Merger dated as of April 28, 1999, among
             United, Miller Freeman WorldWide plc, Merger Sub and the Company
             (incorporated by reference to Exhibit (c)(1) to the Schedule 14D-1 filed May 6, 1999).

    (2)(c)   Tender and Voting Agreement dated as of April 28, 1999, among
             Merger Sub and certain stockholders of the Company
             (incorporated by reference to Exhibit (c)(2) to the Schedule 14D-1 filed May 6, 1999).

    (3)      See Exhibit (2)(a).

*  To be filed by amendment.
